REXAM

03 AUG 18 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

SUPPL

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

11 August 2003


03029326

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

pp Jennifer Smith
Assistant Company Secretary

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

dlw 8/18

REXAM PRESS RELEASE

Rexam completes acquisition of plastic pharmaceutical packaging company

Rexam PLC, the global consumer packaging company, announces that it has completed the acquisition of Risdon Pharma Development SA (Risdon Pharma), a plastic pharmaceutical packaging business, as announced on 4 June 2003.

5 August 2003

Enquiries
Graham Chipchase, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary